John Deere Capital Corporation
1 East First Street, Suite 600, Reno, NV 89501

Gregory R. Noe
Corporate Secretary
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

18 June 2013

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Katherine Hsu
Office Chief

Subject:	John Deere Owner Trust 2011 Form 10-K for the Fiscal Year Ended October 31, 2012, Commission File No. 333-151821-04

Dear Ms. Hsu:

On behalf of John Deere Owner Trust 2011, a Delaware statutory trust (“JDOT 2011” or the “Company”), set forth below is the Company’s response to the comment of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 5, 2013, pertaining to the Company’s Form 10-K for the fiscal year ended October 31, 2012. The italicized paragraph below sets forth your letter’s comment, followed by our response to that comment.

We note that John Deere Capital Corporation (“JDCC”) and Deere Credit Services filed separate compliance statements under Item 1123 of Regulation AB (Exhibits 35.1 and 35.2); however, JDCC together with its subsidiaries filed one report on its assessment of compliance with servicing criteria (Exhibit 33.1). Please advise as to why Deere Credit Services did not file a separate assessment of compliance with servicing criteria even though it filed a separate servicer compliance statement. See Instruction 2 to Item 1122 and the Instruction to Item 1123.

In response to your comment, we filed one assessment of compliance report under Item 1122 of Regulation AB on behalf of both JDCC and Deere Credit Services, Inc. (“DCS”) to avoid duplicative filings and because we believe that one report accomplishes the goal intended thereby.

DCS is a wholly-owned subsidiary of JDCC and services nearly 100% of the pool of assets. Pursuant to a sale and servicing agreement (the “Sale and Servicing Agreement”), JDCC acts as the servicer for the pool assets of JDOT 2011. In turn, JDCC has appointed DCS to act as a sub-servicer, ensuring adequate asset pool administration, investor remittances and reporting, cash collection and administration, and compliance with general servicing considerations for the

Company. Because DCS is wholly owned by JDCC, JDCC’s assessment report is filed on behalf of both companies, covers the servicing activities performed by them, and provides a reliable and complete assessment of all servicing activities performed under JDOT 2011.

JDCC’s filing complies with Item 1122 because it is the “party participating in the servicing function.” Although JDCC delegates the asset servicing function to DCS, JDCC retains responsibility for satisfying the entirety of the servicing criteria set forth in Item 1122.  The Sale and Servicing Agreement provides expressly that JDCC remains obligated and liable to JDOT 2011, the trustees and the holders for the servicing and administering of the receivables without diminution of such obligation and liability by virtue of the appointment of DCS, as sub-servicer, and to the same extent and under the same terms and conditions as if JDCC alone were servicing and administering the receivables.  As the SEC established in Release Nos. 33-8518 and 34-50905, the definition of servicer is principles-based. In this case, JDCC operates exclusively as servicer because it alone controls and directs servicing, albeit through its wholly owned subsidiary, DCS. Hence, in principle, JDCC is effectively the only “entity” servicing the pool of assets and the only entity in a position to assess compliance.

Moreover, an assessment report by DCS would be nearly identical to the assessment report filed by JDCC.  Although JDCC and DCS are separate legal entities, for the purpose of delivering the assessment report, the same person would sign on behalf of both JDCC and DCS.  Consequently, a separate assessment report by DCS would be superfluous.

For these reasons, JDCC has filed assessment reports pursuant to Item 1122 on behalf of both JDCC and DCS for a number of years. We acknowledge that other issuers have a different practice and file separate reports; however, we note that filing separate reports is appropriate when the entities performing the servicing activities are separate, unaffiliated third parties. When separate, unaffiliated third parties are engaged in servicing a pool of assets, separate filings are necessary because a servicer has limited means of monitoring the conduct of such third party. Significantly, the issuer may have no other means to review such third party servicer’s activities. However, in the context of wholly owned subsidiaries, the substance of a second compliance report, filed by such subsidiary, would not offer investors any additional information or meaningful guarantees, and would merely serve as a corporate formality. Filing one report on behalf of both JDCC and DCS is the best method of providing investors with a clear, complete and accurate assessment of servicing criteria while avoiding redundant filings.

As indicated in your comment, JDCC and DCS file separate compliance statements under Item 1123 of Regulation AB.  The Instruction to Item 1123 states that if “multiple servicers” are involved in servicing the pool assets, a separate servicer compliance statement is required from “each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of this Regulation AB.”  In our case, DCS meets the criteria set forth in Item 1108(a)(2)(ii) as an “affiliated servicer.”  Therefore, it is clear that DCS has to file a separate report under Item 1123.  Item 1122, on the other hand, states that if “multiple parties” are participating in the servicing function, a separate assessment report and attestation report must be included for “each party participating in the servicing function.”  For the reasons stated above, we believe that DCS and JDCC are effectively the same “party” for the limited purpose of assessing compliance under Item 1122 and a separate assessment report by DCS would be superfluous.

As you requested in your letter dated June 5, 2013, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we are in compliance with the spirit and purpose of the relevant regulations, and our course of practice has not previously engendered a Staff comment in prior reviews of our Form 10-K filings.  While we believe our actions are not inconsistent with the relevant regulations, we would be prepared to file separate certifications on behalf of JDCC and DCS in future filings if the Staff believes that doing so would be appropriate.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5467.

Sincerely,

/s/ Gregory R. Noe
Gregory R. Noe
Corporate Secretary